Exhibit 99.1

Connect Biopharma CBP-201 Atopic Dermatitis Global Phase 2b Data Showed Rapid and Sustained Improvement Across all Body Regions

March 17, 2023

ePoster and Oral Presentation at American Academy of Dermatology Annual Meeting

SAN DIEGO & TAICANG, China & SUZHOU, China--(BUSINESS WIRE)--March 17, 2023 – Connect Biopharma Holdings Limited (Nasdaq: CNTB) (Connect Biopharma or the Company), a global clinical-stage biopharmaceutical company developing T cell-driven therapies to treat inflammatory diseases, announced that post hoc data analysis from the Phase 2b CBP-201 global trial in moderate-to- severe atopic dermatitis (AD) showed that CBP-201 led to rapid and sustained improvement in AD signs and symptoms across all four body regions, with both 2-week and 4-week dosing regimens, compared to placebo, as early as Week 2 and continuing through the 16-week study. This is the first time CBP-201 AD improvements have been broken down by body regions and symptom subtypes. The data were presented as an ePoster and online oral presentation today at the American Academy of Dermatology Annual Meeting, taking place today through March 21st in New Orleans.

In the abstract entitled “Rapid and Sustained Improvements with CBP-201 Across All Body Regions: Treatment of Atopic Dermatitis in a Phase 2b, Randomized, Double-blind, Placebo-controlled Trial (CBP-201-WW001),” researchers reported that CBP-201 demonstrated rapid improvement in AD as early as Week 2 and sustained at Week 16 across four body regions: head and neck, trunk, upper limbs and lower limbs, compared to placebo. The results were observed with dosing regimens of both 2- and 4-weeks.

Specifically, EASI subscores improved in all four body regions across 16 weeks of treatment. Furthermore, improvements between 300 mg Q2W and Q4W were comparable. At Week 2, EASI decreased by -26.3% (head/neck), -26.4% (trunk), -21.6% (upper limbs) and -23.2% (lower limbs) for patients on CBP-201 300 mg Q4W treatment vs -9.5% to -15.7% with placebo. At Week 16, EASI decreased further to -69.2% (head and neck),

-72.1% (trunk), -64.2% (upper limbs) and -68.5% (lower limbs) vs -21.2% to -49.1% with placebo (p<0.01 per region).

In addition to overall AD improvement across all four body regions, researchers also observed improvement for each classification of AD symptoms (signs): erythema, induration/papulation, lichenification and excoriation, within each body region. Specifically in the head and neck region, patients dosed with 300 mg Q4W saw decreases of -61.2% (erythema), -72.3% (lichenification), -77.7% (excoriation), and -74.3% (induration) Q4W vs -24.7% to -40.2% with placebo. Other regions show similar patterns and responses on reductions in AD signs. AD signs and symptoms in the head and neck region are particularly difficult to control and greatly affect patient quality of life.

“CBP-201 provided patients with rapid and sustained symptomatic relief across all four body regions with both a two-week and four-week dosing regimen,” said Jonathan I. Silverberg, MD, PhD and MPH Associate Professor of Dermatology at The George Washington University School of Medicine and Health Sciences in Washington, DC, and Director of Clinical Research and Contact Dermatitis and a study author. “CBP 201 also showed good AD reductions in the head and neck region, which is often more difficult to treat. CBP-201 has the potential to be a safe and effective AD treatment with a flexible dosing schedule.”

About Connect Biopharma Holdings Limited

Connect Biopharma is a global, clinical-stage biopharmaceutical company applying its expertise in T cell biology and deep knowledge of the drug discovery industry to develop innovative therapies to treat chronic inflammatory diseases with the goal of improving the lives of millions of those affected around the world. The Company is building a rich pipeline of proprietary small molecules and antibodies, using functional T cell assays, to screen and discover potent product candidates against validated immune targets. The Company’s lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) in development for the treatment of atopic dermatitis (AD) and asthma. The Company’s second most advanced product candidate, CBP-307, is a modulator of S1P1 T cell receptor and is in development for the treatment of ulcerative colitis (UC). The Company’s third product candidate, CBP-174, is a peripherally acting antagonist of histamine receptor 3, in development for the treatment of pruritus associated with AD.

For more information, please visit: https://www.connectbiopharm.com/

Forward-Looking Statements

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,”

“potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones or whether such milestones will be achieved, and the potential of such product candidates, including to achieve any benefit, differentiation or profile or any product approval or be effective. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website ( www.sec.gov) and on Connect Biopharma’s website ( www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Exhibit 99.1

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INVESTOR CONTACT:

Ina McGuinness

805.427.1372

imcguinness@connectpharm.com

MEDIA CONTACT:

Deanne Eagle

917.837.5866

Deanne@mcguinnessIR.com

Source: Connect Biopharma Holdings Limited